UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-18515

(Check one)
 [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
 [ ] Form 10-Q     [ ] Form N-SAR

                       For Period Ended: September 30, 2004

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition report on form N-SAR

                 For the Transition Period Ended: ______________

--------------------------------------------------------------------------------
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:
           SPECTRASOURCE CORPORATION

      Former Name if Applicable:


      Address of Principal Executive Office (Street and Number):
            14900 Westheimer Rd Ste X

      City, State and Zip code
            HOUSTON, TX 77082

--------------------------------------------------------------------------------

PART II - RULES 12b-25 (b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[X] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE (Official Text)
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PURSUANT TO RULE 12B-25 AN ON EXTENSION OF TIME IS HEREBY REQUESTED FOR THE FOLLOWING REASON BELOW:

THERE WILL BE A DELAY IN FILING THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004 BECAUSE THE COMPANY IS WAITING FOR ITS CERTIFIED PUBLIC ACCOUNTANT TO COMPLETE THE REGISTRATION PROCESS WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD. SUCH REGISTRATION IS EXPECTED TO BE COMPLETED WITHIN THE NEXT 30 DAYS.

NET LOSS FOR THE FISCAL YEAR END SEPTEMBER 30, 2004 WAS ($60,000) ON REVENUES OF $9,000,000. TOTAL ASSETS AT SEPTEMBER 30, 2004 WERE $3,500,000.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION (Official Text)
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

      [NAME]                      [AREA CODE]                 [NUMBER]
      CHARLES SHEFFIELD               281                     558-3032

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No
________________________________________________________________________________

                            SPECTRASOURCE CORPORATION

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/ CHARLES SHEFFIELD                            DATE: January 13, 2005
    -------------------------
    CHARLES SHEFFIELD